Exhibit 6.5

COYUCHI, INC.

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement") is entered into as of August 8, 2013 (the "Effective Date"), by and between Coyuchi, Inc., a California corporation with its principal offices at 2501 Ninth Street, Suite 102, Berkeley, CA 94710, (the "Company") and Eileen Mockus, an individual residing at 1032 Wilmington Way, Emerald Hills, CA, (the "Employee").

1. Duties and Scope of Employment.

(a) Positions and Duties. The Company hereby agrees to employee the Employee as of August 8, 2013, and the Employee hereby accepts such employment with the Company. Employee will serve as the Company's Chief Executive Officer reporting to Board of Directors of the Company (the "Board"). Employee will render such business and professional services in the performance of his/her duties, consistent with Employee's position within the Company, as will reasonably be assigned to him/her by the Company. The period Employee is employed by the Company under this Agreement is referred to herein as the "Employment Term".

(b) Obligations. During the Employment Term, Employee will devote Employee's full business efforts and time to the Company and will use good faith efforts to discharge Employee's obligations under this Agreement to the best of Employee's ability and in accordance with each of the Company's corporate guidance and ethics guidelines, conflict of interests policies and code of conduct. For the duration of the Employment Term, Employee agrees not to actively engage in any other employment, occupation or consulting activity (including without limitation serving on any corporate board) without the prior approval of the Board; provided, however, that Employee may, without the approval of the Board, serve in any capacity with any civic, educational, or charitable organization, provided such services do not interfere with Employee's obligations to the Company.

(c) No Conflicts or Claims. Employee hereby represents and warrants to the Company that Employee is not party to any contract, understanding, agreement or policy, written or otherwise, that would be breached by Employee's entering into, or performing services under, this Agreement. Employee further represents that Employee has disclosed to the Company in writing all threatened, pending, or actual claims that are unresolved and still outstanding as of the Effective Date, in each case, against Employee of which Employee is aware, if any, as a result of Employee's employment with Employee's current employer (or any other previous employer) or Employer's membership on any boards of directors.

2. At-Will Employment. Employee and the Company agree that Employee's employment with the Company constitutes "at-will" employment. Employee and the Company acknowledge that this employment relationship may be terminated at any time, upon written notice to the other party, with or without good cause or for any or no cause, at the option either of the Company or Employee. However, as described in this Agreement, Employee may be entitled to severance benefits depending upon the circumstances of Employee's termination of employment.

3. Compensation.

(a) Base Salary. As of the Effective Date, the Company will pay Employee an annual salary of $225,000.00 as compensation for Employee's services (such annual salary, as is then effective, to be referred to herein as "Base Salary"). The Base Salary will be subject to annual review and will be paid periodically in accordance with the Company's normal payroll practices and be subject to the usual, required withholdings.

(b) Performance Bonus. Employee will be eligible to receive an annual performance bonus payable upon the achievement of performance goals established by the Board. During 2013, Employee's target incentive will be thirty percent (30%) of Employee's Base Salary. During the remainder of the Employment Term, Employee's target annual incentive will be a percentage of Employee's Base Salary as established by the Board. The actual earned annual cash incentive, if any, payable to Employee for any performance period will depend upon the extent to which the applicable performance goal(s) specified by the Board are achieved or exceeded (the "Earned Annual Incentive"). Other than as may otherwise be set forth herein, Employee must be an active employee of the Company on the day any Earned Annual Incentive is distributed in order to be eligible for and to earn any Earned Annual Incentive.

(c) Equity. Subject to approval of the Board, the Company will grant to Employee a stock option under the Company's Stock Plan (the "Stock Plan") for the purchase of up to 374,000 shares of the Company's Common Stock at the fair market value of the shares as determined by the Board as of the date of such grant. This option shall be subject to the terms and conditions of the Stock Plan and shall vest as provided herein. The option will vest 25% upon the date that is one year after the Effective Date, assuming Employee's continued employment with the Company and thereafter, assuming Employee's continued employment with the Company, 1/48th of the shares will vest monthly for 36 additional months.

4. Employee Benefits.

(a) Generally. Employee will be eligible to participate in accordance with the terms of all Company employee benefit plans, policies and arrangements that are applicable to other senior managers of the Company, as such plans, policies and arrangements may exist from time to time.

(b) Vacation and Sick Leave. Employee will be entitled to receive paid annual vacation and sick leave in accordance with Company policy for other senior managers and subject to any accrual caps or limitations policies the Company has or puts in place. In no event will Employee receive less than four (4) weeks of paid vacation time per calendar year, pursuant to the Company's policies relating to vacation accrual and use and the following two sentences. The number of vacation days for which Employee is eligible shall, in any given calendar year, accrue at the rate of 1.67 days per month that Employee is employed during such calendar year. Vacation accrual will be capped at 1.75 times Employee's annual vacation accrual.

5. Expenses. The Company will reimburse Employee for reasonable travel, entertainment and other expenses incurred by Employee in the furtherance of the performance of Employee's duties hereunder, in accordance with the Company's expense reimbursement policy as in effect from time to time.

6. Termination of Employment. In the event Employee's employment with the Company terminates for any reason, Employee will be entitled to any (a) unpaid Base Salary accrued up to the effective date of termination; (b) pay for accrued but unused vacation; (c) benefits or compensation as provided under the terms of any employee benefit and compensation agreements or plans applicable to Employee; and (d) unreimbursed business expenses required to be reimbursed to Employee. In addition, if the termination is by the Company without Cause, or if Employee resigns for Good Reason, Employee will be entitled to the amounts and benefits specified in Section 7.

7. Severance.

(a) Termination Without Cause or Resignation for Good Reason. If Employee's employment is terminated by the Company without Cause or is terminated by Employee for Good Reason, then, subject to Section 8 and Section 9, Employee will receive a lump sum payment (less applicable tax withholdings) equal to four (4) weeks plus one (1) week for each full calendar year of Employee's employment with the Company (but in no event greater than twelve (12) weeks total) of Employee's Base Salary, as is in effect at the time of Employee's termination, to be paid in accordance with the Company's normal payroll policies, but no later than thirty (30) days following Employee's termination date. In addition, in the event Employee is eligible for and elects to continue receiving group medical insurance pursuant to the federal "COBRA" law, the Company shall for three (3) months continue to pay the share of the premium for such coverage that is paid by the Company for active and similarly situated employees who receive the same type of coverage. Notwithstanding the foregoing, the timing of the payment of the severance payments or benefits specified in this Section 7(a) will be subject to the provisions of Section 9 of this Agreement.

(b) Termination Without Cause or Resignation for Good Reason in Connection with a Change of Control. If Employee's employment is terminated by the Company without Cause or is terminated by Employee for Good Reason, and such termination occurs in Connection with a Change of Control, then, subject to Section 8 and Section 9, in addition to the benefits set forth in Section 7(a), if applicable, Employee will be entitled to receive the following additional benefit: full vesting with respect to Employee's then outstanding unvested equity awards. Notwithstanding the foregoing, the timing of the payment of the severance payments or benefits specified in this Section 7(b) will be subject to the provisions of Section 9 of this Agreement.

(c) Termination due to Employee's Death or Disability. If the Company terminates Employee's employment as a result of Employee's death or Disability, then, subject to Section 8 and Section 9 (as applicable), the Employee or the personal representative of Employee's estate (which shall be Employee's living trust, or if there is none, Employee's probate estate) will receive the severance and other benefits in accordance with Section 7(a) above.

(d) Voluntary Termination Without Good Reason or Termination for Cause. If Employee's employment is terminated voluntarily (and such termination is not due to death or Disability) without Good Reason or Employee's employment is terminated for Cause by the Company, then, except as provided in Section 6, (i) all further vesting of Employee's outstanding equity awards will terminate immediately; (ii) all payments of compensation by the Company to Employee hereunder will terminate immediately; and (iii) Employee will not be eligible for any severance benefits hereunder.

8. Conditions to Receipt of Severance.

(a) Separation Agreement and Release of Claims. The receipt of any severance or other benefits pursuant to Section 7 will be subject to Employee signing and not revoking a separation agreement and release of claims in a form acceptable to the Company. No severance or other benefits will be paid or provided until the separation agreement and release agreement becomes effective.

(b) Non-solicitation. The receipt of any severance or other benefits pursuant to Section 7 will be subject to Employee agreeing that during the Employment Term and Continuance Period, Employee will not solicit any employee of the Company for employment other than at the Company.

(c) Nondisparagement. During the Employment Term and Continuance Period, Employee and the Company in its official communications will not knowingly and materially disparage, criticize, or otherwise make any derogatory statements regarding the other. The Company will instruct its officers and directors to not knowingly and materially disparage, criticize, or otherwise make any derogatory statements regarding Employee. Notwithstanding the foregoing, nothing contained in this agreement will be deemed to restrict Employee, the Company or any of the Company's current or former officers and/or directors from providing factual information to any governmental or regulatory agency (or in any way limit the content of any such information) to the extent they are requested or required to provide such information pursuant to applicable law or regulation.

(d) Other Requirements. Employee's receipt of continued severance payments will be subject to Employee continuing to comply with the terms of the Proprietary Information Agreement and the provisions of this Section 8.

9. Code Section 409A. Notwithstanding anything to the contrary in this Agreement solely with respect to the timing of the payment of any severance payments or benefits other than payment on account of Employee's termination due to Employee's death, if Employee is a "specified employee" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") (as it has been and may be amended from time to time) and any regulations and guidance promulgated thereunder ("Section 409A") at the time of Employee's termination, then to the extent any severance payments payable to Employee pursuant to this Agreement, and any other severance payments or separation benefits are a plan or part of a plan providing for the "deferral of compensation" under Section 409A (together, the "Deferred Compensation Separation Benefits") otherwise due to Employee on or within the six (6) month period following Employee's termination will accrue during such six (6) month period and will become payable in a lump sum payment on the date six (6) months and one (1) day following the date of Employee's termination of employment, unless Employee dies following the termination of Employee's employment, in which case, the Deferred Compensation Separation Benefits will be paid to the personal representative of Employee's estate (which shall be Employee's living trust, or if there is none, Employee's probate estate) as soon as practicable following Employee's death. All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. It is the intent of this Agreement to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be

subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply.

10. Limitation on Payments. In the event that the severance and other benefits provided for in this Agreement or otherwise payable to Employee (a) constitute "parachute payments" within the meaning of Section 280G of the Code and (b) but for this Section 10, would be subject to the excise tax imposed by Section 4999 of the Code, then Employee's severance benefits under Section 7 will be either (i) delivered in full, or (ii) delivered as to such lesser extent which would result in no portion of such severance benefits being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by Employee on an after-tax basis, of the greatest amount of severance benefits, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code. Unless the Company and Employee otherwise agree in writing, any determination required under this Section 10 will be made in writing by the Company's independent public accountants immediately prior to the Change of Control (the "Accountants"), whose determination will be conclusive and binding upon Employee and the Company for all purposes. For purposes of making the calculations required by this Section 10, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and Employee will furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section. The Company will bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 10.

11. Definitions.

(a) Cause. For purposes of this Agreement, "Cause" will mean:

(i) Employee's gross negligence or willful misconduct in the performance of the Employee's duties to the Company where such gross negligence or willful misconduct has resulted or is likely to result in substantial and material damage to the Company or its subsidiaries;

(ii) Employee's repeated unexcused absences from the Company;

(iii) Employee engaging in an act of misconduct that the Company reasonably believes has had or will have a material adverse effect on the Company's reputation or business;

(iv) Employee committing any act of fraud with respect to the Company or misappropriating property belonging to the Company;

(v) Employee's conviction of, or plea of no contest to, a felony or any crime involving moral turpitude; or

(vi) Employee's material breach of this Agreement or the Proprietary Information Agreement.

(b) Change of Control. For purposes of this Agreement, "Change of Control" will mean the occurrence of any of the following events:

A merger or consolidation of the Company, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

Any other provision of this subsection notwithstanding, the term Change of Control shall not include either of the following events undertaken at the election of the Company: (A) Any transaction, the sole purpose of which is to change the state of the Company's incorporation; or (B) A transaction, the result of which is to sell all or substantially all of the assets of the Company to another corporation (the "surviving corporation") provided that the surviving corporation is owned directly or indirectly by the shareholders of the company immediately following such transaction in substantially the same proportions as their ownership of the Company's stock immediately preceding such transaction.

(c) Continuance Period. For purposes of this Agreement, "Continuance Period" will mean the period commencing upon the termination of Employee's employment and ending twelve (12) months later.

(d) Disability. "Disability" will mean Employee's total and permanent disability as defined in Section 22(e)(3) of the Code unless the Company maintains a long-term disability plan at the time of Employee's termination, in which case the determination of disability under such plan will be considered the definition of "Disability" for purposes of this Agreement.

(e) Good Reason. "Good Reason" will mean Employee's termination of employment within thirty (30) days following the end of the Cure Period (as defined below) as a result of the occurrence of any of the following without the Employee's consent:

(i) A material diminution of Employee's authority, duties or responsibilities, relative to Employee's authority, duties, or responsibilities in effect immediately prior to such reduction;

(ii) A material diminution by the Company in the Base Salary of Employee as in effect immediately prior to such reduction, other than pursuant to a reduction that also is applied to senior managers of the Company generally; or

(iii) The relocation of Employee to a facility or a location greater than fifty (50) miles from the Company's current principal offices;

provided, however, that Employee must provide written notice to the Board of the condition that could constitute a "Good Reason" event within thirty (30) days of the initial existence of such

condition and such condition must not have been remedied by the Company within thirty (30) days (the "Cure Period") of such written notice.

(f) In Connection with a Change of Control. For purposes of this Agreement, a termination of Employee's employment with the Company is "in Connection with a Change of Control" if Employee's employment is terminated within twelve (12) months following a Change of Control.

12. Indemnification. If and to the extent other executive officers and directors of the Company are so indemnified, and subject to applicable law, Employee will be provided indemnification to the maximum extent permitted by the Company's Articles of Incorporation or Bylaws, including, if applicable, any directors and officers insurance policies, with such indemnification to be on terms determined by the Board or any of its committees and subject to the terms of any separate written indemnification agreement.

13. Confidential Information. Employee will execute the Company's standard form of employment, confidential information, invention assignment, and arbitration agreement appended hereto as Exhibit A (the "Proprietary Information Agreement").

14. Assignment. This Agreement will be binding upon and inure to the benefit of (a) the heirs, executors and legal representatives of Employee upon Employee's death, and (b) any successor of the Company. Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes. For this purpose, "successor" means any person, firm, corporation, or other business entity which at any time, whether by purchase, merger, or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company. None of the rights of Employee to receive any form of compensation payable pursuant to this Agreement may be assigned or transferred except by will or the laws of descent and distribution. Any other attempted assignment, transfer, conveyance, or other disposition of Employee's right to compensation or other benefits will be null and void.

15. Notices. All notices, requests, demands and other communications called for hereunder will be in writing and will be deemed given (a) on the date of delivery if delivered personally; (b) one (1) day after being sent overnight by a well-established commercial overnight service; or (c) four (4) days after being mailed by registered or certified mail, return receipt requested, prepaid and addressed to the parties or their successors at the following addresses, or at such other addresses as the parties may later designate in writing:

If to the Company:

Attn: Chairman of the Board
2501 Ninth Street, Suite 102
Berkeley, CA 94710

If to Employee:

at the last residential address known by the Company.

16. Severability. If any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Agreement will continue in full force and effect without said provision.

17. Arbitration.

(a) Arbitration. In consideration of Employee's service to the Company, its promise to arbitrate all employment related disputes and Employee's receipt of the compensation, pay raises and other benefits paid to Employee by the Company, at present and in the future, Employee agrees that any and all controversies, claims, or disputes with anyone (including the Company and any employee, officer, director, shareholder or benefit plan of the Company in their capacity as such or otherwise) arising out of, relating to, or resulting from Employee's service to the Company under this Agreement or otherwise or the termination of Employee's service with the Company, including any breach of this Agreement, will be subject to binding arbitration under the Arbitration Rules set forth in California Code of Civil Procedure Section 1280 through 1294.2, including Section 1283.05 (the "Rules") and pursuant to California law. Disputes which Employee agrees to arbitrate, and thereby agrees to waive any right to a trial by jury, include any statutory claims under state or federal law, including, but not limited to, claims under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act of 1990, the Age Discrimination in Employment Act of 1967, the Older Workers Benefit Protection Act, the California Fair Employment and Housing Act, the California Labor Code, claims of harassment, discrimination or wrongful termination and any statutory claims. Employee further understands that this Agreement to arbitrate also applies to any disputes that the Company may have with Employee.

(b) Procedure. Employee agrees that any arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and that a neutral arbitrator will be selected in a manner consistent with its National Rules for the Resolution of Employment Disputes. All arbitration proceedings shall be held in Santa Clara County, California. The arbitration proceedings will allow for discovery according to the rules set forth in the *Employment Arbitration Rules and Procedures of JAMS* (the "JAMS Rules") or *California Code of Civil Procedure*. Employee agrees that the arbitrator will have the power to decide any motions brought by any party to the arbitration, including motions for summary judgment and/or adjudication and motions to dismiss and demurrers, prior to any arbitration hearing. Employee agrees that the arbitrator will issue a written decision on the merits. Employee also agrees that the arbitrator will have the power to award any remedies, including attorneys' fees and costs, available under applicable law. Employee understands the Company will pay for any administrative or hearing fees charged by the arbitrator or JAMS except that with respect to any arbitration Employee initiates, Employee will pay the amount Employee would have otherwise been required to pay to file a claim in court. Employee agrees that the arbitrator will administer and conduct any arbitration in a manner consistent with the Rules and that to the extent that the JAMS Rules conflict with the Rules, the Rules will take precedence.

(c) Remedy. Except as provided by the Rules, arbitration will be the sole, exclusive and final remedy for any dispute between Employee and the Company. Accordingly, except as provided for by the Rules, neither Employee nor the Company will be permitted to pursue court action regarding claims that are subject to arbitration. Notwithstanding, the arbitrator will not have the authority to disregard or refuse to enforce any lawful Company policy, and the arbitrator will not order or require the Company to adopt a policy not otherwise required by law which the Company

has not adopted. The prevailing party in any arbitration proceeding shall be entitled to recover from the losing party all costs that it has incurred as a result of such proceeding, including but not limited to, all reasonable travel costs and reasonable attorneys' fees.

(d) Availability of Injunctive Relief. The parties hereto expressly reserve their respective rights under the Rules to petition the court for provisional relief. In the event either party seeks injunctive relief, the prevailing party will be entitled to recover reasonable costs and attorneys' fees.

(e) Administrative Relief. Employee understands that this Agreement does not prohibit Employee from pursuing an administrative claim with a local, state or federal administrative body such as the Department of Fair Employment and Housing, the Equal Employment Opportunity Commission or the workers' compensation board. This Agreement does, however, preclude Employee from pursuing court action regarding any such claim.

(f) Voluntary Nature of Agreement. Employee acknowledges and agrees that Employee is executing this Agreement voluntarily and without any duress or undue influence by the Company or anyone else. Employee further acknowledges and agrees that Employee has carefully read this Agreement and that Employee has asked any questions needed for Employee to understand the terms, consequences and binding effect of this Agreement and fully understands it, including that *EMPLOYEE IS WAIVING EMPLOYEE'S RIGHT TO A JURY TRIAL.* Finally, Employee agrees that Employee has been provided an opportunity to seek the advice of an attorney of Employee's choice before signing this Agreement.

18. Legal Expenses. The Company and Employee shall each be responsible for their own legal expenses incurred in connection with the negotiation, preparation and execution of this Agreement.

19. Integration. This Agreement, together with the Proprietary Information Agreement and the standard forms of equity award grant that describe Employee's equity awards, represents the entire agreement and understanding between the parties as to the subject matter herein and supersedes all prior or contemporaneous agreements whether written or oral. The Employment Agreement, dated as of June 27, 2011, between the Company and Employee, as amended, is hereby terminated and of no further force and effect. No waiver, alteration, or modification of any of the provisions of this Agreement will be binding unless in a writing and signed by duly authorized representatives of the parties hereto. In entering into this Agreement, no party has relied on or made any representation, warranty, inducement, promise, or understanding that is not in this Agreement. To the extent that any provisions of this Agreement conflict with those of any other agreement to be signed upon Employee's hire, the terms in this Agreement will prevail.

20. Waiver of Breach. The waiver of a breach of any term or provision of this Agreement, which must be in writing, will not operate as or be construed to be a waiver of any other previous or subsequent breach of this Agreement.

21. Survival. The Proprietary Information Agreement and the Company's and Employee's responsibilities under Sections 6, 7, 8 and 9 will survive the termination of this Agreement.

22. Headings. All captions and Section headings used in this Agreement are for convenient reference only and do not form a part of this Agreement.

23. Tax Withholding. All payments made pursuant to this Agreement will be subject to withholding of applicable taxes.

24. Governing Law. This Agreement will be governed by the laws of the state of California without regard to its conflict of laws provisions.

25. Acknowledgment. Employee acknowledges that Employee has had the opportunity to discuss this matter with and obtain advice from Employee's private attorney, has had sufficient time to, and has carefully read and fully understands all the provisions of this Agreement, and is knowingly and voluntarily entering into this Agreement.

26. Counterparts. This Agreement may be executed in counterparts, and each counterpart will have the same force and effect as an original and will constitute an effective, binding agreement on the part of each of the undersigned.

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IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by a duly authorized individual, as of the day and year first written above.

COMPANY:

COYUCHI, INC.

Kevin Brine
Chairman of the Board

EMPLOYEE:

Eileen Mockus

[SIGNATURE PAGE TO EMPLOYMENT AGREEMENT]

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by a duly authorized individual, as of the day and year first written above.

COMPANY:

COYUCHI, INC.

____

Kevin Brine
Chairman of the Board

EMPLOYEE:

Eileen Mockus
____

Eileen Mockus

[SIGNATURE PAGE TO EMPLOYMENT AGREEMENT]